Entergy Louisiana, LLC
446 NORTH BOULEVARD
BATON ROUGE, LOUISIANA 70802

VIA EDGAR

October 6, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549

Re:  Entergy Louisiana, LLC (the "Company")
        Withdrawal of Registration Statement on Form S-3 (File No. 333-146380)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby respectfully requests the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-146380) (the "Registration Statement") as of the date hereof. The Registration Statement is being withdrawn because the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities were sold.

Should you have any questions concerning the foregoing, please contact Dawn Abuso of Entergy Services, Inc. at (504) 576-6755 or Eric Tashman of Sidley Austin LLP, the Company's outside legal counsel, at (415) 772-1214.

Very truly yours,

Entergy Louisiana, LLC

By: /s/ Theodore H. Bunting, Jr.
Theodore H. Bunting, Jr.
Chief Accounting Officer